EXHIBIT 99.1

GLG Life Tech Corporation Provides Business Update

VANCOUVER, British Columbia, Oct. 6, 2011 (GLOBE NEWSWIRE) -- GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) ("GLG" or the "Company"), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all-natural and zero-calorie food and beverage products, provides a business update on its AN0C consumer products business in China and global stevia business.

Part One - AN0C Business Update

China Beverage Industry Conditions

Overall the China beverage industry, most notably the Ready-To-Drink (RTD) tea market, this year has been materially weaker than originally expected by industry analysts. In February, Euromonitor reported that total volume grew 19% for RTD tea in 2010, and forecasted 18% growth in 2011. Master Kong, which holds over 50% of the Chinese RTD tea market, released second quarter earnings at the end of August that were below its guidance. Master Kong further commented that its RTD sales growth in July and August was also below management expectations. At the Barclay's Corporate Day held in early September, Master Kong's management further cited an unusually cool summer in China for a relatively weak recovery in beverage sales in the third quarter. The Barclay research analyst reported that competitive pressure has increased from both existing companies as well as newer entrants in the beverage market in China. The research analyst for Bank of America Merrill Lynch published a report in mid-September on Uni-President, the second largest RTD tea manufacturer in China with over 20% market share, commenting that there was higher inventory, softer end-demand from cooler weather, and intense competition in the RTD tea market in China. Uni-President also reported second quarter beverage results that were weaker than expected. PET costs, which is the main raw material used to make plastic bottles and is the largest cost in the RTD beverage product, has increased substantially over the past year and is not expected to decline in 2011. For other beverage companies, another large cost component is sugar which has also increased drastically over the past two years. AN0C's value proposition of all-natural zero-calorie sweetener has the benefit of using stevia and allows AN0C to avoid the high sugar costs.

Given the background of softer industry demand and high competition for the RTD Tea market in China, AN0C's products have still made a strong impact on the market and Management remains confident that their products and brand are well received by the market. For example, in a consumer survey conducted in 20 target cities from June 25–July 3, about half of the over 1,300 participants connects the AN0C brand to the key messages of zero-calorie and non-fattening. Furthermore, the same survey reported that over 10% of participants replied that their next RTD tea purchase would be an AN0C product.

However, AN0C products have not been able to avoid being adversely affected by the other industry-wide factors such as reduced consumer demand in June through August driven by a cooler summer that have impacted the entire industry, most notably the largest players in the China beverage industry who represent over 70% of the product volume.

RTD Tea Bottle Replacement Progress Impact Q3 Expected Revenues

AN0C re-introduced its RTD teas in a new custom branded bottler in the third quarter to better differentiate AN0C's product from other competitors' products. It was initially expected that only July sales would be reduced substantially in order to sell through the inventory of the RTD teas in the old bottles that were currently in retail outlets. As the unusually cooler weather in China continued through the summer and overall inventory for the industry remained high, the sell through of AN0C's RTD teas in the old bottles has taken longer to sell in the KA stores than originally anticipated. As these KA channels have been slower to switch over to the new bottles, shipments of the new RTD teas in August have also been lower than expected. The AN0C sales team has recently been able to open up new distribution channels to speed up the sell through of the remaining old bottles, for example, through government organizations. AN0C Management expects the new bottles to be available in 300 cities and counties by the end of October.

OEM Production Issues Impact Q3 Expected Revenues

In early September, AN0C received complaints from a few of its distributors regarding product packaging and product appearance quality of the RTD tea products being shipped to them. AN0C's investigation found that two of its main OEM Partner's bottling plants were responsible for these production issues.

Through AN0C and its OEM Bottler's review in mid-September, it was determined that the potential batches comprised approximately 200,000 cases of RTD tea that had been shipped and represented the maximum size of the potential product issue. To date, approximately 2,000 cases have been actually found to be substandard. AN0C Management and its OEM Bottler estimate that less than 2% from the potential batches will be accepted back from distributors, which will be exchanged for new shipments. The Company is still working with its distributors to review the quality of the actual cases being requested to be returned due to these appearance issues. Approximately 90 of its approximately 600 distributors have been affected by these product issues. The Company is visiting each of the affected distributors individually to review the requested returns to determine if they fall below accepted product appearance standards. AN0C maintained the total number of its Tier I distributors at approximately 600 throughout this OEM production issue. AN0C products remain available in over 100,000 store outlets and actual end customer complaints over these product appearance issues have been minimal.

Additionally, production of vitamin enriched waters was also impacted by the same OEM production issues. Fortunately these batches were identified at the OEM plant and were not shipped to AN0C's distributors. Total affected cases of vitamin enriched waters were approximately 85,000 cases which represented a material portion of Q3 expected shipments.

During this investigation, AN0C Management withheld additional RTD tea and vitamin enriched water production orders to this OEM Bottler until these production issues were resolved at the two OEM bottling plants as well as an agreed settlement for damages was reached. Any production issue that had the potential to negatively impact the brand image required a very conservative approach by the AN0C Management Team since the AN0C products are positioned as a higher quality product than other national brands. It was expected by Management at that time that resolution would be reached quickly so orders for additional product could be issued to its OEM Bottler in time for delivery in late September. However, resolution on a settlement with AN0C's OEM Bottler was only reached at the end of September. As such, no new production orders were issued in time for additional product shipment within the third quarter. The settlement will apply to returned cases accepted by AN0C and the OEM bottler. AN0C Management is now in a position to resume regular business operations with this OEM Bottler with the settlement being reached. Management expects to resume production orders to this OEM after the National Holidays in China.

Mr. Katzu Cheng, President of AN0CTM stated, "In the long term interest of maintaining the high-quality image and reputation of the AN0C brand, we made the best decision to withhold additional production orders until we had the confidence that production issues had been resolved and we reached a fair settlement with our OEM Bottler. Our Bottler is an important partner to AN0C in the production of our products and we have worked together to ensure a permanent resolution of these production issues. AN0C Management is working on a plan to expand our OEM Bottling Partners that will improve our ability to diversify our production of our products across other OEM bottlers in the near future."

Dr. Luke Zhang, Chairman and CEO of both GLG and AN0C, further commented, "Management remains steadfast in our conviction that AN0C products that provide consumers healthier choices with zero and reduced calorie beverage and food offerings have a large market potential in China. It is extremely important that AN0C handled these issues as they did in order to protect our brand and our products to a very high standard of quality. We are not a one or two product brand. We have many more products that are awaiting launch, so ensuring that the AN0C brand continues to stand for high-quality and healthy food and beverage products is an extremely important objective. This situation remains a bump along the road to building a successful consumer brand in China and the AN0C team has successfully minimized the impact to the AN0C brand and our valuable Distributor network."

Vitamin Enriched Waters Progress

AN0C launched its vitamin enriched water in August into 41 major cities, marking AN0C's entry into a second beverage category in China. Vitamin enriched water is a relatively new beverage category in China, and there are only a few brands on the market. Although the OEM production issues have impacted a significant portion of vitamin enriched water production, AN0C expects to be in 68 main cities and 43,000 outlets by the end of October. AN0C has brought in new distribution partners that specialize in vitamin enriched waters. AN0C Management expects that this new category needs more time to grow and gain traction in the Chinese beverage market, however, the initial feedback from the market for this product has been encouraging.

New Product Launch Schedule

The Company is also providing an update on the product launch schedule it originally presented on July 27th, 2011 and updated on August 31st, 2011.  There have been some changes to the expected launch dates for the planned product launches. The majority of these delays in product launches are attributable to the above production issues with its main OEM Bottler. For example, until the production issues for RTD tea and vitamin enriched waters had been resolved, work with the OEM Bottler on additional product launches had been curtailed. Additionally, the OEM Bottler selected for AN0C's carbonated soft drinks does not have the necessary plant capacity to support the AN0C CSD's product launch until later in October due to work currently being undertaken at their bottling plant.

The following table provides the original and revised product launch schedule:

Product	# SKU's	Original Schedule	Revised Schedule
Carbonated Soft drinks	6	September, 2011	November, 2011
Herbal Teas	1	September, 2011	November, 2011
Chrysanthemum Team	1	September, 2011	November, 2011
Juice Milks	3	September, 2011	December, 2011
Children's Drinks	9	September, 2011	January, 2012
Protein Drinks	3	October, 2011	December, 2011
Other Functional Health	5	October, 2011	January, 2012
Total	28

The delayed product launches represent 72% of the products originally expected to be launched by AN0C in 2011, and therefore, management expects these changed launch dates to impact its expected revenue in 2011 which were originally expected to be launched on average two months earlier.

Part Two - Stevia Business Update

The Company previously announced in August that it faced softer demand from its global distributors due primarily to formulation challenges experienced by their end customers with stevia extracts. In response to this issue, the Company launched AN0C Stevia Solutions to provide enhanced stevia sweeteners and pre-mix solutions that solve these formulation challenges. The Company began marketing its AN0C Stevia Solutions during the third quarter and has subsequently generated considerable interest in its Dream Sweetener and Low Calorie Health Sugar products. These new products are uniquely formulated to provide either zero or lower calorie sweetener solutions that enable Food and Beverage (F&B) companies to substitute their existing high calorie sweeteners without altering their existing formulations and taste. These products represent a major innovation for F&B companies since they can eliminate a lot of the time spent trying to figure out how to mask the aftertaste of stevia. The Company expects revenues to be generated from these new products starting in the fourth quarter. GLG's existing distributors did not place any new substantial orders during the third quarter and as a result stevia revenues in the third quarter will be low compared to previous quarterly results in 2011. The China Sugar Reserve Project is predicated on the completion of the facilities at its China Partner located in Xiaogang in the fourth quarter. These new facilities are scheduled for completion in the next week and the grand opening ceremony is planned for October 18th.

Dr. Zhang stated, "I am confident in the company's business strategy, its growth opportunities, its people and the progress we are making in realizing our business objectives. AN0C's all-natural sweetened zero-calorie products have been well received in the Chinese marketplace and we are ready to launch the next series of all-naturally sweetened zero and low calorie products. The recent strong interest that AN0C Stevia Solutions generated in these past few months has further underscored the demand that the food and beverage companies have for an easy-to-use all-natural zero-calorie sweetener solution."

Conference Call

GLG will host a conference call at 8am (Pacific Time) today, October 6, 2011, to present the update to investors. A PowerPoint presentation will be available for download from the Investors section of GLG's website at: http://www.glglifetech.com/Media_Center/Press_Releases/ .

Details of the call are as follows:

Teleconference Information

Date: Thursday, October 6, 2011

Time: 11:00 am Eastern Time / 8:00 am Pacific Time

Dial in: (877) 303-9126 (Canada and US) or (408) 337-0130 (International)

To access the live webcast of the conference call, please visit:

http://investor.shareholder.com/media/eventdetail.cfm?eventid=103552&CompanyID=GLG&e=1&mediaKey=A20E0D2067A9240442DE09A8EBF1671A

A recorded replay of the call will be available from 2:00 pm October 6, 2011 to midnight October 13, 2011. Please dial: (855) 859-2056 (Canada and US) or (404) 537-3406 (International)

About GLG Life Tech Corporation

GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all-natural, zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG's advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com

The GLG Life Tech Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7994

About AN0C™

AN0C focuses on the sale and distribution of all-natural zero-calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in AN0C with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of AN0C, is supported by an experienced team of senior executives recruited from the beverage industry in China. For further information, please visit www.an0c.com.

Forward-looking statements: This press release contains certain information that may constitute "forward-looking statements" and "forward looking information" (collectively, "forward-looking statements") within the meaning of applicable securities laws. Such forward-looking statements include, without limitation, statements evaluating the market, potential demand for stevia and general economic conditions and discussing future-oriented costs and expenditures. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

While the Company has based these forward-looking statements on its current expectations about future events, the statements are not guarantees of the Company's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors include amongst others the effects of general economic conditions, consumer demand for our products and new orders from our customers and distributors, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgments in the course of preparing forward-looking statements. Specific reference is made to the risks set forth under the heading "Risk Factors" in the Company's Annual Information Form for the financial year ended December 31, 2010. In light of these factors, the forward-looking events discussed in this press release might not occur.

Further, although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.

Financial outlook information contained in this press release about prospective results of operations, capital expenditures or financial position is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information as of the date hereof. Such financial outlook information should not be used for purposes other than those for which it is disclosed herein.

CONTACT: Sophia Luke, Vice President of Investor Relations
         Phone: +1 (604) 669-2602 ext 104
         Fax: +1 (604) 662-8858
         Email: ir@glglifetech.com